Exhibit 1.02

Conflict Minerals Report

Liberty Interactive Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Liberty Interactive Corporation and its consolidated subsidiaries. As used herein, “3TG” is tantalum, tin, tungsten and gold, without regard to its location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefits armed groups. The term “armed group” has the meaning contained in the Conflict Minerals Rule.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) the accuracy and reliability of the information we receive, (4) internal and external resource constraints and (5) political, legal and regulatory developments, whether in the Democratic Republic of the Congo and adjoining countries (the “DRC Region”), the United States or elsewhere. The term “adjoining countries” has the meaning contained in the Conflict Minerals Rule. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

We are subject to the Conflict Minerals Rule for 2013 because some of our consolidated subsidiaries manufactured products or contracted to manufacture products in 2013 where 3TG was necessary to the functionality or production of such products.

However, most of our business activities are not in-scope for purposes of the Conflict Minerals Rule. To the extent that our consolidated subsidiaries sell products, they do not manufacture or contract to manufacture most of the products that they sell. Our consolidated subsidiaries TripAdvisor, Inc., Commerce Technologies, Inc. and LMC Right Start, Inc. had no in-scope products for purposes of the Conflict Minerals Rule in 2013. Further, most of our products do not contain 3TG, and, for those that do, 3TG constitutes only a small portion of the materials in such products, with the primary exception of gold jewelry. For 2013, we estimate that less than 10% of our products by product number were in scope for purposes of the Conflict Minerals Rule. Over 80% of our in-scope products were jewelry, a product category that accounted for less than 10% of our consolidated revenue in 2013.

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, we determined that a portion of our in-scope products only contained 3TG that (1) originated from outside of the DRC Region, or that we had no reason to believe may have originated in the DRC Region, or (2) was from recycled or scrap sources, or that we reasonably believed did come from recycled or scrap sources.

Despite reasonable due diligence, we were unable to determine the origin of most of the 3TG in our other in-scope products.  Our products with 3TG content of undetermined origin are discussed in this Conflict Minerals Report.  Further information concerning these products and related smelter and refiner information in respect of 2013 is described under “Product Information; Further Risk Mitigation Efforts” below.  None of the necessary 3TG contained in our in-scope products was determined by us to directly or indirectly benefit armed groups in the DRC Region.

Due Diligence Program Design

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its stated objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.                                      Establish strong company management systems (“Step One”);

2.                                      Identify and assess risk in the supply chain (“Step Two”);

3.                                      Design and implement a strategy to respond to identified risks (“Step Three”);

4.                                      Carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.                                      Report on supply chain due diligence (“Step Five”).

Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed below.

Due Diligence Program Execution on Products Manufactured During 2013

We performed the following due diligence on the 3TG that was necessary to the functionality or production of products manufactured by us or that were contracted to be manufactured for us during 2013. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.  In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.                                      OECD Guidance Step One: “Establish strong company management systems”

a.                                      We created an internal team to draft a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture, and to initiate and implement our 3TG compliance strategy (the “Conflict Minerals Working Group”). The following internal functional areas at the corporate level were represented on the Conflict Minerals Working Group: legal; accounting; and internal audit. The Conflict Minerals Working Group also included representatives from each consolidated subsidiary. Such representatives varied by consolidated subsidiary, but generally included personnel from legal, accounting, internal audit, compliance, product management, project management, and merchandising. The Conflict Minerals Working Group, selected members of corporate senior management, as well as selected personnel from senior management, legal, accounting, internal audit, compliance, product management, project management, and merchandising at each consolidated subsidiary, were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also retained specialist outside counsel and other consultants to assist us with our compliance efforts.

b.                                      We established procedures to maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, on a computerized database where practicable, for at least five years.

2.                                      OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.                                      We furnished the direct suppliers of the in-scope products (the “Suppliers”) with a link to the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Survey”), along with an introductory e-mail describing the Conflict Minerals Rule and links to third-party materials containing additional information relating to the rule, and requested that they complete the Survey within a specified timeframe.

b.                                      We followed up by e-mail with all Suppliers that did not respond to the request within the specified timeframe.

c.                                       Members of the Conflict Minerals Working Group reviewed the completed responses received from Suppliers. We followed up by e-mail or phone with all Suppliers that submitted an incomplete response or a response that we believed contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where determined to be appropriate by us.

d.                                      To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information, if available, published in connection with the CFSI’s Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and/or the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

e.                                       If a smelter or refiner was not listed as compliant by the CFSI’s CFSP, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG processed by such smelters and refiners.

f.                                        Based on the information furnished by our Suppliers and other information known to us, we assessed the risks of adverse impacts.

3.                                      OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.                                      The Conflict Minerals Working Group reported the findings of its supply chain risk assessment to our General Counsel.

b.                                      To mitigate the risk that our necessary 3TG benefits armed groups, we also intend to engage in the additional measures discussed under “Product Information; Further Risk Mitigation Efforts” below.

4.                                      OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we became a member of the CFSI and utilized information made available by that organization concerning independent third-party audits of smelters and refiners. In the case of gold, we also utilized information pertaining to the LBMA’s Good Delivery List and the RJC’s Chain-of-Custody Certification.

5.                                      OECD Guidance Step 5: “Report on supply chain due diligence”

Our Form SD and this Conflict Minerals Report contain the findings of our supply chain reasonable country of origin inquiry and due diligence, as applicable, on the in-scope products for 2013.

Product Information; Further Risk Mitigation Efforts

Prior to beginning our reasonable country of origin inquiry, the Conflict Minerals Working Group determined which of our products were in scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.  We determined that, for 2013, most of our products were not in scope for purposes of our compliance with the Conflict Minerals Rule.

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, we determined that a portion of our in-scope products only contained 3TG that (1) originated from outside of the DRC Region, or that we had no reason to believe may have originated in the DRC Region, or (2) was from recycled or scrap sources, or that we reasonably believed did come from recycled or scrap sources.

Despite reasonable due diligence, we were unable to determine the origin of most of the 3TG in our other in-scope products.  For 2013, these included products within the following categories: (1) electronics; (2) home; (3) beauty; (4) jewelry; (5) apparel; (6) accessories; and (7) party.  For 2013, none of the necessary 3TG contained in our in-scope products was determined by us to directly or indirectly benefit armed groups in the DRC Region.

In connection with our due diligence, the following facilities were disclosed by the Suppliers to be smelters or refiners used to process the necessary 3TG contained in our in-scope products.  After reviewing those responses, we reasonably believe that these are smelters or refiners in our supply chain for such 3TG. However, not all of the included smelters and refiners may have processed the necessary 3TG contained in our in-scope products, since, in some cases, Suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons.  The smelters and refiners reflected below may not be all of the smelters and refiners in our supply chain, since some Suppliers were unable to identify the smelters and refiners of some of the necessary 3TG content contained in our in-scope products and because not all Suppliers responded to our inquiries.  The list below also excludes facilities that sourced 3TG from outside of the DRC

Region as determined by our reasonable country of origin inquiry.  Please see the notes that accompany the table for important information concerning the information contained in the table.

Smelter and Refiner Information(1)

Smelter or Refiner	Conflict Mineral	Compliance Status

Aida Chemical Industries Co. Ltd.	Gold

Allgemeine Gold-und Silberscheideanstalt A.G.	Gold	CFSP

Argor-Heraeus SA	Gold	CFSP

Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Gold	LBMA

Bauer-Walser AG	Gold

C. Hafner GmbH + Co. KG	Gold	LBMA

Chimet S.p.A.	Gold	CFSP

Heraeus Ltd. Hong Kong	Gold	CFSP

Ishifuku Metal Industry Co., Ltd.	Gold	CFSP

Istanbul Gold Refinery	Gold	CFSP

Johnson Matthey Inc	Gold	CFSP

Johnson Matthey Ltd	Gold	CFSP

Korea Metal Co. Ltd	Gold

Legor Group	Gold

Metalor Technologies SA	Gold	CFSP

Metalor USA Refining Corporation	Gold	CFSP

Mitsubishi Materials Corporation	Gold	CFSP

Morigin Co., Ltd.	Gold

Nadir Metal Rafineri San. Ve Tic. A.Ş.	Gold	LBMA

Oropuro Vicenza	Gold

PAMP SA	Gold	CFSP

PT Aneka Tambang (Persero) Tbk	Gold	LBMA

Rand Refinery (Pty) Limited	Gold	CFSP

Republic Metals Corporation	Gold	LBMA

SEMPSA Joyeria Plateria SA	Gold	CFSP

Shangdong Zhaojin Gold & Silver Refinery Co. Ltd	Gold	LBMA

Sher Precious Metal Refining	Gold

So Accurate Refining Services	Gold

SPC Precious Metal Co., Ltd.	Gold

Sumimoto Metal Mining Co., Ltd.	Gold	CFSP

The Great Wall Gold and Silver Refinery of China	Gold

The Refinery of Shandong Gold Mining Co., Ltd	Gold	LBMA

Tokuriki Honten Co., Ltd	Gold	CFSP

Valcambi S.A.	Gold	CFSP

Yokohama Metal Co Ltd	Gold

Baslini Tin Srl	Tin

CNMC (Guangxi) PGMA Co. Ltd.	Tin

Fenix Metals	Tin

Jiangxi Nanshan	Tin

Liuzhou China Tin	Tin

Malaysia Smelting Corporation (MSC)	Tin	CFSP

PT Tinido Inter Nusa	Tin

(1) We note the following in connection with the information contained in the foregoing table:

(a)                                 Smelter or refiner status information in the table is as of May 1, 2014.

(b)                                 “CFSP” means that a smelter or refiner is listed as compliant with the CFSP assessment protocols, including through mutual recognition, or is indicated as “Re-audit in process.”  “LBMA” means the London Bullion Market Association’s Good Delivery List.  Included smelters and refiners were not necessarily compliant for all or part of 2013 and may not continue to be listed for any future period.

(c)                                  Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI or LBMA, without independent verification by us.

We endeavored to determine the mine or location of origin of the 3TG contained in the in-scope products by requesting that the Suppliers provide us with a completed Survey concerning the source of the 3TG in the products sourced from them. To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information, if available, published in connection with the CFSI’s CFSP, the LBMA’s Good Delivery List and/or the RJC’s Chain-of-Custody Certification. If an identified smelter or refiner was not listed as compliant by the CFSI’s CFSP, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG. We were unable to determine the country of origin of the 3TG used by the above-listed smelters and refiners through these due diligence efforts.

Further Risk Mitigation Efforts

Thus far in 2014, we have taken the following additional steps to mitigate the risk that the 3TG contained in and necessary to the products we manufacture or contract to manufacture benefits armed groups in the DRC Region:

1.                                      We adopted a policy regarding the supply of 3TG for such products (the “Conflict Minerals Policy”). We communicated the Conflict Minerals Policy in writing to corporate senior management, as well as selected personnel from senior management, legal, accounting, internal audit, compliance, product management, project management, and merchandising at each consolidated subsidiary. The Conflict Minerals Policy also was communicated in writing to Suppliers, and posted on our website.

2.                                      We established a mechanism for employees, suppliers and other interested parties to report concerns regarding, or suspected violations of, the Conflict Minerals Policy.

We intend to take the following additional steps on in-scope products for 2014 to mitigate the risk that the 3TG contained in and necessary to the products we manufacture or contract to manufacture benefits armed groups in the DRC Region:

1.                                      Encourage Suppliers to provide or continue to provide, as applicable, product level information for 2014 through ongoing outreach with these Suppliers.

2.                                      Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.                                      Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of 3TG was unknown or undeterminable.

4.                                      Communicate to new potentially in-scope suppliers our expectations with respect to 3TG, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.                                      Formalize a risk management plan based on the results of our due diligence on products manufactured in 2013.

All of the foregoing steps are in addition to the steps that we took with respect to in-scope products for 2013, which we intend to continue to take with respect to in-scope products for 2014 to the extent applicable.